Sheppard Mullin Richter & Hampton LLP 333 South Hope Street, 43rd Floor Los Angeles, California 90071 Telephone: (213) 620-1780 Facsimile: (213) 620-1398 www.sheppardmullin.com

October 15, 2018

Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Guardion Health Sciences, Inc.
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of Guardion Health Sciences, Inc., a Delaware corporation (“Guardion” or the “Company”), an “emerging growth company” within the meaning of Title I, Section 101 of the Jumpstart Our Business Startups Act (the “JOBS Act”), we hereby confidentially submit a draft registration statement on Form S-1 pursuant to Title I, Section 106 under the JOBS Act and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended. This registration statement is for the non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) prior to the public filing of the registration statement. Guardion acknowledges that the registration statement and all related amendments are required to be filed publicly with the SEC no later than 15 days before the date on which Guardion begins a “road show,” as such term is defined in Rule 433(h) promulgated under the Securities Act of 1933, as amended.

Additionally, Guardion certifies to the Staff:

(1) there has been no public market for the Company’s securities;

(2) to the Company’s knowledge, there have been no sales made pursuant to the prior registration statements that the Company has filed with the SEC (file nos. 333-209488 and 333-221813) (the “Prior Registration Statements”); and

(3) the Company’s transfer agent has confirmed that they are not aware of any sales pursuant to the Prior Registration Statements and there have been no related transfer entries of the Company’s securities.

Please direct all notices and communications with respect to this confidential submission to the following:

David Sunkin

Sheppard Mullin Richter & Hampton LLP

333 South Hope Street, 43rd Floor

Los Angeles, CA 90071-1422

Telephone: (213) 617-4252

Email: dsunkin@sheppardmullin.com

Please contact me at (858) 605-9055 or mfavish@guardionhealth.com, or David Sunkin at (213) 617-4252 or dsunkin@sheppardmullin.com, if you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael Favish
Michael Favish Chief Executive Officer Guardion Health Sciences, Inc.

cc:	David Sunkin, Sheppard Mullin Richter & Hampton LLP